Exhibit 99.9

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, or subscribe for any securities to be offered in the potential offering.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

VOLUNTARY ANNOUNCEMENT

CLARIFICATION RELATING TO MEDIA ARTICLES REGARDING

POTENTIAL SPIN-OFF LISTING

This is a voluntary announcement made by MINISO Group Holding Limited (the “Company”) to provide its shareholders (the “Shareholders”) and potential investors with information in relation to the latest developments regarding the Company.

The Company noticed certain media articles regarding the Company’s potential plan to spin-off certain business of the Company for a separate listing.

The Company is making preliminary assessment on the possibility of a potential spin-off listing of its pop toy business operated under the brand “TOP TOY” with a view to optimizing the value of Shareholders.

The proposed plan is preliminary in nature and may or may not proceed subject to various factors including the market conditions. There is no assurance as to the timing, listing venue or other details of such proposed plan. Shareholders and potential investors should exercise caution when dealing in the shares of the Company.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, June 6, 2025

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.